UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------


                               Amendment No. 1 to
                                   SCHEDULE TO


                             Tender Offer Statement
          Under Section 14(d)(1) of the Securities Exchange Act of 1934

                          -----------------------------

                       American Natural Energy Corporation
                       (Name of Subject Company (issuer))

                           Dune Energy, Inc., Offeror
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                          -----------------------------

8% Convertible Secured Debentures due September 30, 2006            N/A
             (Title of Class of Securities)               (CUSIP Number of Class
                                                               of Securities)

                          -----------------------------

                                   Copies to:

Alan Gaines, Chief Executive Officer                    Matthew S. Cohen, Esq.
         Dune Energy, Inc.                              Eaton & Van Winkle LLP
 3050 Post Oak Boulevard, Suite 695                   3 Park Avenue, 16th floor
         Houston, TX 77056                                New York, NY 10016
                                                            (212) 779-9910

           (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                          -----------------------------

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
    Transaction valuation*                               Amount of filing fee

         $ 4,303,750                                            $860.75
--------------------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. The purchase price, as described herein, is fifty-five percent (55%) of the principal amount outstanding under the American Natural Energy Corporation 8% Convertible Secured Debentures due 2006 and is payable in the form of shares of the common stock, $.001 par value, of the Company, based upon the average closing price as reported on the American Stock Exchange over the ten trading days preceding the third trading day immediately preceding the date the tender offer expires. At December 26, 2006, the aggregate principal amount of the outstanding debentures that are subject to the tender offer was $7,825,000 and the closing price of the Company's common stock was $ 1.95 per share.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $860.75
                  Form or Registration No.: Schedule TO-T
                  Filing Party: Dune Energy, Inc.
                  Date Filed: December 28, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      Dune Energy, Inc. (the "Company") hereby amends the Tender Offer Statement on Schedule TO originally filed on December 28, 2006 pursuant to Section 14(d) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase for shares of its common stock the outstanding 8% Convertible Secured Debentures of American Natural Energy Corporation due September 30, 2006 (the "Debentures"), upon the terms and subject to the conditions set forth in the offer to purchase statement dated December 28, 2006 (as amended hereby, the "Offer to Purchase") to purchase all of the outstanding Debentures at a purchase price equal to $0.55 for each $1.00 of principal outstanding for an aggregate purchase price of approximately $4,303,750, payable in the form of shares of the Company's common stock, $.001 par value, as calculated on January 26, 2007 as provided in the Offer to Purchase (which, together with any amendments or supplements thereto, collectively constitute the "Tender Offer").

      The information in this Amendment No. 1 to the Schedule TO ("Amendment No. 1") is intended to amend and supplement, but does not restate or replace the information contained in the Schedule TO, except to the extent expressly provided in this Amendment No. 1. Accordingly, you are encouraged to read the information contained in this Amendment No. 1 in conjunction with the information contained in the Schedule TO originally filed by the Company on December 28, 2006.

      Items 10 and 12 concerning the financial information of the Company and exhibits to this Schedule TO are hereby amended to read, as follows:

Item 10. Financial Statements.


      The summary balance sheet data and the statement of operations data of the Company set forth below are derived from the financial statements of the Company incorporated herein by reference to its periodic filings with the SEC, copies of which are publicly available over the Internet at the SEC's website at http://www.sec.gov, as provided in the Offer to Purchase in the section entitled "Where You Can Find More Information". This financial data should be read in conjunction with, and is qualified in its entirety by reference to, such financial statements and all of the financial information and notes contained therein.

      The financial sheet data as of December 31, 2005 and 2004 and for the year then ended have been derived from the financial statements of the Company audited by Malone & Bailey, PC, which financial statements are incorporated herein by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 previously filed with the SEC. The financial data for the nine-month periods ended September 30, 2006 and September 30, 2005 have been derived from the unaudited financial statements incorporated herein by reference to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006 previously filed with the SEC. These unaudited financial statements have been prepared on a basis substantially consistent with the audited financial statements and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the Company's results of operations. The interim results are not necessarily indicative of results to be expected for the full year, and the historical results are not necessarily indicative of results to be expected in any future period.

Summary Financial Data of Dune Energy, Inc.

                                                   Nine Months Ended                      Year Ended
                                                     September 30,                        December 31,
                                                 2006              2005              2005             2004
                                            -----------------------------------------------------------------
Operating Data
Total revenues                              $  4,171,890      $  2,046,259      $  3,742,278     $  1,022,297
Operating loss                                (2,637,058)         (605,862)         (612,772)      (1,079,717)
Net loss                                      (7,461,734)       (1,003,635)       (1,584,643)      (1,114,961)

Net loss per share:
  Basic and diluted                         $      (0.13)     $      (0.02)     $      (0.03)    $      (0.04)

                                                  September 30,     December 31,
                                                     2006             2005
                                                  ------------------------------
Balance Sheet Data
Current assets                                    $  8,848,062     $  5,350,087
Noncurrent assets                                   69,360,422       53,181,692
Total assets                                        78,208,484       58,531,779
Current liabilities                                  4,568,359        4,280,024
Noncurrent liabilities                              42,836,654       39,366,749
Total liabilities                                   47,405,013       43,646,773
Shareholder's equity                                30,803,471       14,885,006

Item 12. Exhibits.

      (a)   Tender Offer Materials


            (5) Offer to Purchase, as amended and restated as of January 16, 2007 (as amended, the "Offer to Purchase")




                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated January 16, 2007



                                                /s/ Alan Gaines
                                                --------------------------------
                                                Name: Alan Gaines
                                                Title: Chief Executive Officer

                                 Exhibits Index

Exhibit No.          Description
-----------          -----------


99(a)(5) Offer to Purchase, as amended and restated as of January 16, 2007 (as amended, the "Offer to Purchase")